Exhibit 99.21

SUBSCRIPTION AGREEMENT

Convertible Bonds - Aenza S.A.A.

Up to a total issuance amount of US$90,000,000.00

The Subscription Agreement (hereinafter the “Agreement”) of “Bonds Convertible into Shares - Aenza S.A.A.” is hereby entered into between:

-	AENZA S.A.A., an open stock corporation incorporated under the laws of the Republic of Peru, with Taxpayer Registry (Registro Único de Contribuyente) No. 20332600592, domiciled for these purposes at Av. Paseo De La República N° 4675, district of Surquillo, province and department of Lima, duly represented by Luis Francisco Díaz Olivero, identified with National Identity Document (Documento Nacional de Identidad - DNI) No. 07872756, and Dennis Gray Febres, identified with National Identity Document (Documento Nacional de Identidad - DNI) N° 10267015, according to powers granted by Board of Directors’ meeting held on January 13, 2021 (hereinafter, the “Issuer”); and,

-	IG4 CAPITAL INFRASTRUCTURE INVESTMENTS LP, a company incorporated under the laws of Scotland, domiciled for these purposes at 50 La Colomberie, St. Helier, Jersey, JE2 4QB, United Kingdom, duly represented by Gustavo Nickel Buffara de Freitas, identified with Brazilian Passport N° F0576425, and Pablo Ignacio Kuhlenthal Becker, identified with Chilean Passport N° F34112408, according to powers of attorney registered in entry A00001 of Electronic File No. 14490544 of the Registry of Legal Entities of Lima (hereinafter, the “Acquirer”);

The terms with the initial capital letter which are not defined in this Agreement shall have the meaning attributed to them in the Indenture referred to in section 1.6 below.

The Agreement is entered into subject to the following terms and conditions:

Clause One: Background

1.1	The Issuer is an open stock corporation incorporated and in good standing under the laws of the Republic of Peru.

The Issuer was incorporated by means of a Public Deed dated August 12, 1996, granted before the Notary Public of Lima, Dr. Ricardo Ortiz De Zevallos Villarán, and is registered under Electronic File No. 11028652 of the Registry of Legal Entities of the Lima Registry Office.

1.2	The Issuer’s registered capital stock on the Signing Date amounts to S/ 871,917,855. 00 (Eight hundred and seventy-one million nine hundred and seventeen thousand eight hundred and fifty-five and 00/100 Soles), represented by 871,917,855 (Eight hundred and seventy-one million nine hundred and seventeen thousand eight hundred and fifty-five) shares with a nominal value of S/1.00 (one and 00/100 Soles) each, all fully subscribed and fully paid.

1.3	By resolution of the General Shareholders’ Meeting held on November 2, 2020, the Issuer approved to carry out a private issuance of bonds convertible into shares up to a maximum amount of US$90,000,000.00 (Ninety million and 00/100 Dollars).

1.4	Likewise, at the aforementioned General Shareholders’ Meeting, the Board of Directors of the Issuer was delegated the powers to negotiate, draft and approve on behalf of the Company the terms and conditions of the Issuance.

1.5	On January 13, 2021, the Issuer’s Board of Directors granted powers of attorney to Mr. Luis Francisco Díaz Olivero, with National Identity Document (Documento Nacional de Identidad - DNI No. 07872756; Dennis Gray Febres, with National Identity Document (Documento Nacional de Identidad - DNI No. 10267015; and Daniel René Urbina Pérez, with National Identity Document (Documento Nacional de Identidad - DNI No. 09382119; so that any two of them, jointly, may determine and agree upon all characteristics, terms or conditions of the Issuance, which have not been determined by the General Shareholders’ Meeting or the Board of Directors, as well as negotiate and subscribe all the public and private documents required to carry out the Issuance.

1.6	On January 13, 2021, the Issuer and the Representative of the Bondholders executed the public deed of the Agreement for the Issuance of Bonds Convertible into Shares of Aenza S.A.A. (hereinafter the “Indenture”). The Acquirer declares to have received a copy of the Indenture.

1.7	Pursuant to and subject to the terms of this Agreement and the Indenture, the Acquirer is interested in subscribing and acquiring at par, 22,120 Bonds to be issued pursuant to the Issuance (hereinafter the “Bonds”), with a par value of US$1,000.00 (One Thousand and 00/100 Dollars) each, for a total placement price of US$ 22,120,000.00 (Twenty-two million one hundred and twenty thousand and 00/100 Dollars) (hereinafter the “Price”).

Clause Two: Purpose

By means of this Agreement: (i) the Issuer irrevocably undertakes to place and issue the Bonds on the Issuance Date, subject to the provisions of numeral 4. 41 and the last paragraph of clause Nineteen of the Indenture and in accordance with the terms of this Agreement and the Issuance Documents; and, (ii) the Acquirer undertakes to subscribe and acquire at par, the full amount of the Bonds subject only to compliance with the conditions and terms included herein, and to the extent that the Bonds are effectively issued on the Issuance Date, for which purpose it shall pay the Price to subscribe them.

In the event that the Acquirer fails to pay the Price on the Issuance Date, the Issuer may enforce performance of such payment obligation (with the rights of the Acquirer under the Indenture being suspended until the payment date) or terminate this Agreement and claim from the Acquirer indemnification for the damages suffered.

Clause Three: Features of the Issuance

a.	Rights acquired by the holder of the bonds

Pursuant to the provisions of the Issuance Documents, by subscribing and acquiring the Bonds, the Acquirer adheres to all the terms and conditions of the Indenture, in each and every one of its terms and ratifies them without any reservation or limitation, and acquires all the rights corresponding to it in such condition in accordance with the Issuance Documents and the applicable legislation.

The rights of the holders of the Bonds may not be affected or limited by those of prior or subsequent issuances or by any other class of securities to be issued.

b.	Denomination

The Issuance will be called “Issuance of Bonds Convertible into Shares of Aenza S.A.A.”

c.	Type of Offering and Placement Mechanics

The Bonds will be placed through a private offering of securities directed exclusively to Institutional Investors, in accordance with the provisions of article 5 a) of the Law, and therefore are not registered in the Public Registry of the Securities Market of the SMV or in the Securities Registry of the Lima Stock Exchange or in the registry of any other centralized trading mechanism. For this reason, the Bonds are not subject to public offering and cannot be traded in any centralized trading mechanism. Therefore, the offering of the Bonds is not within the scope of the Peruvian public offering regulations, nor are there any specific legal mechanisms that require the issuer to disclose material information regarding the offering before or after the placement. The information provided to the potential acquirers of the Bonds has not been subject to review by the SMV.

The Bonds are not registered under the U.S. Securities Act of 1933, as amended (“Securities Act of 1933”), or under the securities laws of any state or jurisdiction outside Peru, and therefore may not be offered, sold or subscribed unless pursuant to a transaction that is exempt from or not subject to the registration requirements of the Securities Act of 1933 or any other applicable law.

d.	Currency

As provided in the Issuance Documents, the Bonds will be denominated in Dollars. Payment of principal and interest on the Bonds will be made in Dollars.

e.	Nominal Value

The Bonds will have a Nominal Value of US$ 1,000.00 (One Thousand and 00/100 Dollars), as set forth in the Issuance Documents.

f.	Nominal amount and number of Bonds to be issued

90,000 (Ninety thousand) bonds will be issued for a face value of US$ 1,000.00 (One Thousand and 00/100 Dollars) each, as provided in the Indenture.

g.	Deadline

The Bonds will be issued with a maturity of thirty (30) months since the Issuance Date, as provided in the Issuance Documents.

h.	Amortization schedule

The principal amount of the Bonds will be redeemed at maturity.

i.	Interest Rate (Coupon Rate)

In accordance with the provisions of the Issuance Documents, the fixed interest rate of the Issuance will be 8.0% per annum.

In accordance with the provisions of CONASEV Resolution No. 016-2000-EF/94.10, for the calculation of accrued interest the “past due interest” criterion will be applied, i.e., the calculation of the first payment will exclude the Issuance Date and include the Maturity Date. Likewise, for successive interest payments, the calculation will exclude the previous Maturity Date and include the corresponding Maturity Date.

j.	Payment of interest

It is the amount of compensatory interest of the Bonds to be paid to the Bondholders, on the corresponding Maturity Dates. The Coupon will be paid quarterly and will be calculated assuming a year of 360 (three hundred and sixty) days composed of 12 (twelve) months of 30 (thirty) days, excluding the previous Maturity Date[1] and including the date corresponding to the Maturity Date.

The Coupon will be equivalent to the Interest Rate applied to the Outstanding Nominal Value, calculated for each Maturity Date by applying the following formula:

Coupon= (Principal) x (Interest Rate) x (Period/360)

Where:

Coupon: Amount of interest payable each quarter.

Principal: The Outstanding Nominal Value.

Interest Rate: The Interest Rate

Period: 90 (ninety) calendar days

Clause Four: Issuance and Settlement Date

The Issuance Date will be established by the Issuer’s representatives once the conditions precedent described in Clause Five of this Agreement have been fulfilled.

In view of the foregoing, the Bonds will be placed, issued and settled on such Issuance Date.

The Parties agree that, on the Issuance Date, for purposes of the placement and liquidation of the Bonds (provided that the conditions precedent set forth in Clause Five below have been met), the Acquirer shall deposit in the following account the nominal value of the Bonds:

INTERMEDIARY BANK:	BANCO DE CREDITO DEL PERU
SWIFT CODE:	BCPLPEPL
NAME OF THE BENEFICIARY:	AENZA S.A.A.
BENEFICIARY’S ACCOUNT:	193-2318541-1-15
CCI: 00219300231854111516

Likewise, once the payment is received, the Issuer must comply with all the necessary acts to register the ownership of the Acquirer of the Bonds before CAVALI and must send to the Acquirer a copy of the registration of its ownership in CAVALI within the following Business Day.

[1] In the case of the first period excluding the Issuance Date.

Clause Five: Precedent Conditions

The Parties agree that the Acquirer shall only proceed to subscribe and acquire the Bonds on the Issuance Date, to the extent that, to its satisfaction, each and all of the following conditions precedent have been fulfilled:

(i)	That the Tender Offer and the simultaneous tender offer in the United States of America achieve a positive result and that the Acquirer acquires the amount of shares for which the offers were launched.
(ii)	That, to the date on which (i) above has been verified, a Material Adverse Change or an Event of Default has not occurred or may occur.
(iii)	That one or more circumstances, events, facts or developments have not occurred that may reasonably generate a material deterioration of the Issuer’s legal and/or reputational situation (including but not limited to circumstances, events, facts or developments related to its Subsidiaries, representatives, advisors, directors or officers) in connection with (a) acts of corruption, or bribery and/or similar offenses, including the expansion of ongoing investigations for new facts or allegations, other than the Ongoing Investigations and/or processes or investigations that are part of the collaboration process that was communicated as a Material Event (Hecho de Importancia) dated December 27, 2019; and/or (b) illegal or improper acts or practices for obtaining consents, permits, licenses, approvals, authorizations, rights or privileges.
(iv)	That, to the date on which the paragraph (i) above has been verified, there is no Applicable Law that prevents or limits the Issuance of the Bonds under the terms and characteristics contained in the Indenture.
(v)	The Representations and Warranties must be true as of the Signing Date.
(vi)	The consent of the creditors under the Loan Agreement entered into between CS Peru Infrastructure Holdings LLC, as Initial Lender, and the Issuer, as Borrower, dated July 31, 2019.
(vii)	The consent of the creditors under the Local Syndicated Facility.
(viii)	The Indenture has not been amended since the Signing Date, except with their consent.
(ix)	The execution of the Pledge Agreement, the Addendum to the Viva GyM Trust Agreement and the Addendum to the Guarantee Trust Agreement.

Notwithstanding the foregoing, financial or material events (hechos de importancia) disclosed by the Issuer after the Signing Date but prior to the Agreement may not be used by the Acquirer to allege non-compliance with the conditions set forth in (ii), (iii) or (v) above.

Clause Six: Notifications

All notifications and other communications related to this Agreement shall be in writing and in the Spanish language, and shall be sent to the addresses indicated below or to such other addresses as the party wishing to change them may indicate to the other party by written notice to that effect, on which date the corresponding change shall take effect:

Issuer: Aenza S.A.A.

Attention: Paola Pastor Aragón

Position: Head of Investor Relations

Address: Av. Paseo De La República N° 4675, Surquillo, Lima

E-mail: paola.pastor@aenza.com.pe

Phone number: +51 952 211 549

Acquirer: IG4 Capital Infrastructure Investments LP

Attention: Pablo Ignacio Kuhlenthal Becker

Address: 50 La Colomberie, St. Helier, Jersey, JE2 4QB, Reino Unido

E-mail: pablo.kuhlenthal@ig4capital.com

Phone number: +44 1534 844234

All communications and/or notifications under this Agreement shall be deemed effective: (i) on the date of delivery, if delivered personally; (ii) on the date of receipt, if sent by certified mail with acknowledgment of receipt; or, (iii) at the time receipt is confirmed by transmission report, if sent by e-mail.

Notwithstanding the foregoing, the Parties agree that the only communications that may be sent by electronic mail are those of mere formality that do not affect material aspects of this Agreement. All material communications, such as, for example, those related to the performance of obligations under this Agreement or those related to any event of default must be delivered in writing and personally or by courier.

Clause Seven: Applicable law and jurisdiction

The provisions of Clause Eighteen of the Indenture regarding Applicable Law and the dispute resolution mechanism shall apply to this Agreement.

Clause Eight: Representations of the Acquirer

8.1	For purposes of the subscription of the Bonds, the Acquirer makes the representations to the Issuer contained in Annex A to this Agreement.

8.2	This Agreement is different from the reference format included in Annex 1 of the Indenture, as permitted in Clause Two of the Indenture. The Acquirer declares that it is aware of the foregoing.

8.3	The Acquirer declares to have reviewed the Indenture, specifically, paragraph (C) of numeral 16.5 of Clause Sixteen of the Indenture, and fully agrees with the Issuer’s interpretation expressed by letter dated June 30, 2021 that the cross reference to paragraph (D) in said paragraph is not pertinent with the wording of said clause, nor with the Indenture as a whole.

Therefore, the Acquirer expressly declares that the approval at the Bondholders’ Meeting of the matters set forth in paragraph (C) of numeral 16.5 of Clause Sixteen of the Indenture (e.g., the acceleration of all the bonds issued under the Issuance, the granting of waivers for Events of Default and the execution of the Specific Guarantees) must be governed, exclusively, by the majorities set forth in the aforementioned paragraph (C) (i.e., by the Adjusted Outstanding Nominal Value of the Outstanding Bonds), without any exception under paragraph (D) of numeral 16.5 of Clause Sixteen of the Indenture that may be applicable.

8.4	The Parties mutually and expressly waive: (i) the maximum term indicated in numeral (i) of Clause Nineteen of the Indenture; and, (ii) the maximum term and consequence provided in the third paragraph of Clause Nineteen of the Indenture. Therefore, even if the six (6) month term referred to in the third paragraph of Clause Nineteen of the Indenture has expired, the Indenture will not be terminated by operation of law but until the term referred to in the following Clause Ten has expired.

Clause Nine: Available information relating to the Bonds

In order that the Private Pension Fund Administrators (AFP) may exercise the preferential subscription right corresponding to the shares owned by the pension funds they manage and at the request of some of them, the Issuer has prepared an informative document related to the Bonds, including an analysis of the risks associated with an investment in the same, which may be delivered to any potential Acquirer, at the request of a party.

Clause Ten: Deadline

The term of the Acquirer’s obligation to subscribe and purchase the Bonds is sixty (60) days from July 13th, 2021. Upon expiration of such term without the issuance of the Bonds, the obligation of the Acquirer to subscribe and acquire the Bonds provided for in this Agreement shall terminate.

July 12, 2021

Luis Diaz Olivero	Dennis Gray Febres
Aenza S.A.A. Issuer	Aenza S.A.A. Acquirer

Gustavo Nickel Buffara de Freitas	Pablo Ignacio Kuhlenthal Becker
IG4 Capital Infrastructure Investments LP	IG4 Capital Infrastructure Investments LP
Acquirer	Acquirer

ANNEX A